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                                                                    EXHIBIT 99.2

49TH ANNUAL MEETING
APRIL 26, 2001

ADDING VALUE THROUGH GROWTH AND INNOVATION

SPEECH BY
DR. JUERGEN F. STRUBE, CHAIRMAN OF THE BOARD
OF EXECUTIVE DIRECTORS OF BASF AKTIENGESELLSCHAFT


Shareholders, guests, ladies and gentlemen,

Welcome to BASF's Annual Meeting and to our new venue here in Mannheim. I am pleased to see such a high attendance, since it reflects your continued interest in BASF.

In the last few months, many investors have been forced to watch some virtual business ideas turn into real losses. The lesson from this is that it remains a good idea to invest in companies with substance that create value, that reliably post high profits and that also have ambitious goals for the future. You, our shareholders, have made exactly the right choice with BASF.

At today's Annual Meeting, we want to report to you, the owners of the world's largest chemical company, on the past fiscal year and above all on your company's perspectives. By the end of the day, you will have heard many good reasons as to why it is worth investing in BASF's ideas, plans and future opportunities.

I am sure that many of you have already read about our financial results for 2000. I don't want to repeat all the details here, especially since you have all received our Annual Report. However, I would like to emphasize one point: The year 2000 was not an easy year for the chemical industry worldwide. And it was a year of important decisions that will shape the future of the entire industry.

However, difficult times always offer a good opportunity to show one's own strengths, and so the really successful companies stood out from the crowd in 2000. This is particularly true of the BASF Group: 2000 was one of the most successful years in the company's history. We reached a new earnings level, and we left most of our competitors behind us despite the difficult environment.

Let me take stock of what we accomplished in 2000.

o We achieved double-digit growth for sales as well as for income from operations before special items.

o To ensure long-term success, we actively focused our portfolio through a program of acquisitions, divestitures and new partnerships.

o We made excellent progress and expanded our position in all regions, but in particular in the rapidly growing Asian markets.


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o We strengthened the foundation for sustained profitable growth with numerous innovations in products and processes.

o Our goal for 2000 through 2002 is to increase income from operations before special items on a comparable basis by an average of at least 10 percent per year. With 15.3 percent, we more than exceeded this goal last year. Even though the economic situation might make our task more difficult, we are sticking to this goal for 2001 and 2002, and we are confident that we will meet our objectives.

o To offer you, our shareholders, a share in our success, we propose to increase our dividend for the seventh time in succession. In addition, we propose to pay out stockholders' equity charged with a high level of tax that would otherwise be affected by the reform of German corporation tax. Together with the tax credit, our total dividend of E2.00 corresponds to a dividend yield of almost six percent for shareholders subject to German income or corporation tax, thus underlining the attractiveness of BASF shares.

o However, the best news is that our combined efforts have tripled our corporate value in the past five years - an achievement of which we are proud.

Numerous investors, customers and business partners have recognized BASF's excellent performance. Last October, the respected U.S. publication Fortune Magazine ranked BASF number one among world chemical companies and among German businesses in its annual listing of "Global Most Admired Companies."

This ranking is due to the joint efforts of many individuals, and is the reward for a lot of hard work. The period of change and increasing demand for productivity I spoke of earlier has also demanded a lot from our employees, and I would like to take this opportunity to thank all of them for their commitment. I am convinced that all our employees have a vested interest in BASF being a company that individually shapes a successful future. Every effort to achieve this is worthwhile.


BASF 2000 - STRONG GROWTH AND SUCCESSFUL PORTFOLIO MANAGEMENT

In 2000, BASF was characterized by strong growth. With the active management of our portfolio to concentrate on innovative chemistry we have lastingly shaped the make-up of our company.


GROWTH

As the world's largest chemical company, we reached a new earnings level in 2000. Our sales climbed by 22 percent to E36 billion and our income from operations before special items increased by more than 15 percent to E3.4 billion. We posted double-digit sales growth in all regions and all business segments.

In the Plastics & Fibers segment, income from operations before special items climbed by 23 percent. In our Oil & Gas segment, we more than doubled income from operations before special items to almost E1.3 billion. Because of a drastic rise in the cost of raw materials in the course of the year, we were unable to maintain sufficient

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margins in all areas of business by passing on costs to our customers. We therefore saw a decline in earnings in activities close to the start of the value-adding chain in the Chemicals and Colorants & Finishing Products segments.

These changes in our earnings underscore the great importance of Oil & Gas for BASF. This segment compensated for disadvantages that arose in our chemicals businesses due to the increasing price of oil-based raw materials. The profitability of the oil and gas business gives us an advantage over most of our competitors.

Some years ago, we entered the new field of business in oil and gas. We are now reaping the rewards of this courage and vision.


PORTFOLIO MANAGEMENT

We work constantly to develop our portfolio and we review the profitability and strategic position of all our areas of business on a regular basis. Only areas that can consistently offer high profits have a long-term future as part of BASF.

On the one hand, we are focusing on organic growth through innovations and capital expenditures as a means of strengthening our existing business. In 2000, we spent a record E5.2 billion in this area. On the other hand, we are also growing through strategic acquisitions and partnerships. In this way we can achieve more quickly the critical mass needed to establish a leading position in our markets.

In the past year especially, we have significantly strengthened BASF's portfolio.

o In the growth market of superabsorbents, which are used in diapers in particular, we have become the clear number one through the acquisition of Chemdal.

o Following the purchase of the crop protection business of American Home Products, we are among the world's top three companies in this field.

o We have significantly strengthened our position as number two in the world vitamin market by acquiring the vitamins business of Takeda.

o We combined our polyolefins business with that of Shell in the Basell joint venture and merged our textile dye business in DyStar. In doing so, we have increased the chances of success of these business areas.

o Through the sale of our pharmaceuticals activities to Abbott, we have a gain of E6 billion in 2001, which significantly expands BASF's financial potential. At the same time, this business now has optimal chances for a successful future in a new environment.

What do these measures have in common? We are concentrating on what we do best:
Innovative chemistry. And this is how we will ensure profitable growth in the future.

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THE FRUITS OF OUR GLOBAL STRATEGY - GROWTH IN ALL REGIONS

BASF's business did well in all regions. In 2000, our sales climbed by more than 18 percent in Europe, by 24 percent in North America, by 28 percent in the Asia, Pacific Area, Africa region and by 36 percent in South America. This development is in line with our strategic goals because we want to grow most strongly in the fastest growing regions. We have therefore concentrated on these regions for a number of years in terms of both capital expenditures and acquisitions. This foresight is now paying off.

In Kuantan, Malaysia, we are building a new Verbund site with our partner PETRONAS and the first plants started operation last year. The acrylic acid value-adding chain was just the start: Last week the second large-scale project
- the oxo alcohol and syngas complex - went on stream as planned, and other plants will follow. This site exemplifies the dynamism and confidence in this region. We will supply our customers in Asia from modern world-scale plants in Malaysia.

Another of BASF's major projects in Asia was given the green light back in June last year. The planned Verbund site in Nanjing, China, in which we plan to invest E2.5 billion together with our Chinese partner, was approved by the government in Beijing. BASF is the first foreign chemical company to realize such a large-scale project in China.

We also want to grow significantly in North America. This year will see the start-up of the world's largest liquids steam cracker in Port Arthur, Texas. We are building this facility together with our partner TotalFinaElf to take advantage of favorable backward integration with its neighboring refinery. Our Verbund sites in Geismar and Freeport will now be supplied with ethylene and propylene directly from Port Arthur via pipeline instead of purchasing the majority of these raw materials from third parties. Despite being far apart, Geismar, Freeport and Port Arthur are growing together - into"Geisport" as our American colleagues call it.


EFFORTS TO INCREASE PRODUCTIVITY STILL NECESSARY

In our home market, Europe, sales also grew by 18 percent, thanks in particular to the contribution of Wintershall. Our large chemical sites in Ludwigshafen, Antwerp, Schwarzheide and Tarragona considerably increased sales volumes in 2000.

Despite the expansion of our business, earnings lagged behind the growth in sales. For example, BASF Aktiengesellschaft in Ludwigshafen and BASF Schwarzheide were limited in their ability to pass on increases in the cost of raw materials in the form of corresponding increases in the prices of their products. Here, we will work harder to improve our efficiency and thus our profitability. After all, we have every interest in ensuring that our largest site in Ludwigshafen remains competitive in global terms and that it yields correspondingly high profits. This will attract capital expenditures. In this matter we are in agreement with the employee representatives. But the basic conditions need to be right!


DEVELOPMENT OF BASF'S ORGANIZATION - CLOSER TO OUR CUSTOMERS AND GREATER ENTREPRENEURSHIP


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With effect from July 1, our business will be organized in new regional and global business units. Responsibility will be delegated to units that work close to the customer. The new organization will also encourage a greater spirit of entrepreneurship among staff. The aim is to enable our employees to make decisions more quickly and act more flexibly in the market. In Europe, we will be in a better position to realize the advantages of political and economic integration. With its single currency, the European market is becoming increasingly tight-knit. In order to remain successful, we therefore need streamlined, cross-border processes. This will involve standardizing procedures in the areas of IT, accounting, human resources and logistics.

Worldwide, we expect the ongoing development in our organization to produce cost advantages of around E400 million per year. This amount will be achieved gradually over two years and then on a yearly basis.


INCREASING AND SUSTAINING OUR CORPORATE VALUE - GROWTH AND INNOVATION

Our formula for success is to increase our corporate value through growth and innovation. We pursue our business activities according to this motto and it also forms the basis for decisions regarding research and development projects as well as capital expenditures. I would now like to explain in more detail what "Adding value through growth and innovation" means to us.

We want to achieve growth by

o achieving above-average profits from a strong market position;

o focusing on expanding our business in growth regions; and

o extending our Verbund.

Over the last five years, BASF has grown by more than 50 percent and has established leading positions in the world's most dynamic markets. We now achieve more than two-thirds of our sales and earnings in product groups in which we are one of the top three suppliers, if not the market leader. A strong market position means that we can post above-average earnings even in difficult times.


INNOVATIONS - KEYS TO THE FUTURE

Innovations are important tools for shaping our future. Here, our employees are a crucial factor for success. In our Know-how Verbund, or BASF's "Verbund of minds" if you like, our researchers produce ideas that develop into concrete projects and then into new products and processes. Of course, our employees in production, marketing and sales and in service units for logistics, IT or human resources are also continually developing innovative ideas that broaden BASF's range of services and tailor them to customers' needs.

Our innovations are based on


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o continually renewing products and processes;

o offering our customers creative system solutions; and

o capitalizing on the broad potential of the chemistry we use.

We improve our products and develop new ones. Agricultural products such as our latest fungicide F 500(R) are extremely effective, environmentally friendly and offer promising returns. Another example is Neopor(R). With this material we are setting new standards in thermal insulation in the refurbishment of older buildings that can turn the low-fuel-consumption apartment building into a reality. Using BASF's products optimally can help reduce energy consumption in refurbished buildings by 85% and carbon dioxide emissions by 90%. The annual consumption of heating oil will be only three liters per square meter of living space compared with a previous figure of well over 20 liters.


SILENT INNOVATIONS PAY OFF IN HARD CASH

In addition to new products, new production processes are crucial to our success. We call them "silent innovations" because you cannot see any difference in our products. Our innovative production processes help us achieve technology and cost leadership which we turn into dollars and euros in the market. In the last ten years, we have invested an average of E100 million per year in such "silent innovations" for our most important processes. Through this, we can reduce our annual manufacturing costs by about E1 billion compared with 1990
- no meager achievement, as I'm sure you'll agree. Such technical advances help us to remain competitive by increasing productivity and efficiency.


CHEMICALS: AN INDUSTRY WITH ENORMOUS POTENTIAL

The chemistry we use also has enormous potential. Just look around: We stand on chemistry in the form of carpets and sealed hardwood floors. We walk around on chemistry with shoe soles made from tanned leather or foamed plastic. Kickboards whiz along on wheels made of PolyTHF(R), and winter sports with snowboards and carving skis would be impossible without chemistry. Traditional materials are being replaced by specially developed plastics. Our automobiles are safer and require less fuel thanks to plastic components. Today, everyone can see the importance of materials and solutions based on chemicals. And this importance will continue to grow.

Unlocking the doors to tomorrow's successes: That is the motto of our recently established unit BASF Future Business GmbH, a company through which we aim to access new business areas in innovative chemistry. The company investigates the potential of future technologies such as nanotechnology or water purification and, if appropriate, turns them into profitable new projects for BASF.

We founded BASF Future Business GmbH because we know that chemistry is indispensable when it comes to finding solutions to the world's fundamental

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problems. For example, an ever-growing population needs sufficient food and clean water. In addition, fuel for heating and transport as well as textiles and leather for clothes and shoes are also in demand. We are already working to provide tailor-made innovations for the needs of future generations. This is our contribution toward Sustainable Development.


FIRST QUARTER 2001: CONTINUING ON OUR COURSE FOR GROWTH

We have continued on our course for growth in the first quarter of 2001. Sales have increased by almost 10 percent to approximately E9.3 billion and our income from operations before special items rose by more than 4 percent to E962 million. These results once again put us ahead of most of our competitors.

However, there are other figures that more accurately reflect our business and our performance, and these are even more positive. Because of the significant changes we made to our portfolio since the beginning of 2000, a one-to-one comparison with the previous year is no longer meaningful. Instead, it makes more sense to make a comparison based on ongoing business. This means we also adjust the previous year's results so that they no longer contain contributions from areas of business that are no longer part of our portfolio, that is pharmaceuticals, polyolefins and textile dyes. On this basis it is then possible to make a better forecast for our future growth.

On the basis of ongoing business, sales climbed by almost 25 percent, thus exceeding the growth we saw in the year 2000. We have made significant progress in all regions, and our companies in Asia were again our most successful.

We improved in all segments and recorded double-digit sales growth in most of them. The Oil & Gas segment posted the highest growth. Here we sold nearly 70 percent more than in the first quarter of 2000. In Agricultural Products & Nutrition, sales were up by more than one-third over the previous year following the integration of American Home Products' crop protection business.

Overall, sales volumes increased slightly and higher product prices contributed seven percentage points to the improvement in sales.

These price increases were not always sufficient to achieve acceptable margins. Nevertheless, we increased income from operations before special items on the basis of ongoing business grew by seven percent.

Our Oil & Gas segment again made the greatest contribution to earnings with E376 million. Agricultural Products & Nutrition came second, achieving
E300 million. All operating divisions posted positive first quarter earnings with the exception of Fiber Products.

In our segments Plastics & Fibers and Colorants & Finishing Products, income from operations was considerably lower than in the first quarter of 2000. The main reason for this was a decline in demand in North America which led to difficulties in passing on the necessary price increases for consumer-related products in particular. However, we are confident that this situation will improve during the course of the year.


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The sale of our pharmaceuticals business to Abbott, which was completed at the beginning of March, generated extraordinary income of more than E6 billion.
As a result, our first quarter income before taxes exceeded E6.6 billion and net income was almost E6.2 billion.


2001 - ANOTHER GOOD YEAR FOR BASF

We want to make 2001 another good year for BASF. Despite some critical developments, we have set ourselves the goal of achieving a further significant increase in our sales and earnings on the basis of ongoing business.

As in the first quarter, we too expect that the general economic climate will be somewhat subdued until the summer, particularly since the weakness of the domestic economies in North America and in Japan is now more perceptible than at the beginning of the year. Our American competitors in particular have a pessimistic outlook and we can understand this, since our business in the United States is also experiencing a strong headwind at the moment.

However, unlike American companies, the BASF Group is affected to a lesser extent because of its regional business focus. Although our home market in Europe is growing more slowly than was predicted a few months ago, it is nevertheless showing steady growth. And we are also well-positioned in Asia.

In particular, our product portfolio gives us real cause for optimism. In our agricultural products business the integration process has run smoothly. In the course of 2001, we anticipate the integration to generate synergies of E125 million - already half of the total annual cost savings expected. Following the high level of special charges related to the acquisition in 2000, we expect that earnings in our agricultural products business will improve significantly in 2001.

Our gas business is growing steadily and its increasing earnings will mean that even if profits from the oil business are reduced, 2001 will still be another excellent year for our Oil & Gas segment.

On the basis of ongoing business, we anticipate a significant increase in income from operations before special items in the second quarter. We are therefore sticking to our goal of increasing our income from operations before special items by an average of at least 10 percent per year in 2000 through 2002.

Ladies and gentlemen,

In 2000, BASF has come a great deal further in achieving our Vision 2010 in which we say: "We are a transnational chemical company recognized as successful and innovative."

There are still a few years to go until 2010, but even so, we shouldn't rest on our laurels. We want to make faster progress in "Adding value through growth and innovation," but without losing sight of the right balance of interests.


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In a time of change, vision and a fine sense of balance are particularly important. We manage the process by:

-- weighing the advantages of diversification and concentration;
-- achieving the right mix of innovative products and established products with solid sales records;
-- growing steadily in Asia and the Americas, but also in our home market,
   Europe;
-- ensuring future profits by striking a balance between cost reductions and investments for the future;
-- optimally combining our own achievements and acquisitions; and -- combining short-term successes with long-term goals.

Thanks to the hard work and commitment of BASF's team around the world, we are steadily increasing and sustaining our value. All of those involved in the company -- employees and shareholders -- profit from this. Every day, we prove that long-term strategies can also pay off. And we will continue to prove that our unique ability to innovate and achieve growth in the market are the powerful engines driving BASF's business.

These, ladies and gentlemen, are the reasons I mentioned at the outset as to why investing in BASF's ideas, plans and future opportunities continues to pay off.

We have marked out a path for the future and are determined to push forward. We invite you to join us on our journey.